Filed by Global Crossing Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Global Crossing Limited

Commission File No.: 001-16201

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Apr 11, 2011 / 01:00PM GMT, LVLT - Level 3 to Acquire Global Crossing - Joint Conference Call

C O R P O R A T E  P A R T I C I P A N T S

Valerie Finburg

Level 3 Communications - VP - IR

Jim Crowe

Level 3 Communications - CEO

John Legere

Global Crossing - CEO

Jeff Storey

Level 3 Communications - President, COO

Sunit Patel

Level 3 Communications - EVP, CFO

David Carey

Global Crossing Ltd - EVP of Strategy and Corporate Development, Chief Marketing Officer

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Frank Louthan

Raymond James - Analyst

Colby Synesael

Cowen and Company - Analyst

Romeo Reyes

Jefferies & Co. - Analyst

Chris Larsen

Piper Jaffray - Analyst

Donna Jaegers

D.A. Davidson & Co. - Analyst

David Sharret

Barclays Capital - Analyst

Tim Horan

Oppenheimer & Co. - Analyst

P R E S E N T A T I O N

Operator

Good day, and welcome to the Level 3 Communications and Global Crossing announcement call. Today’s call is being recorded. At this time, I would like to turn the conference to Valerie Finburg, Vice President of Investor Relations. Please go ahead.

Valerie Finburg - Level 3 Communications - VP - IR

Thank you, Jessica. Good morning, everyone, and thank you for joining us for the Level 3 Communications and Global Crossing call announcing the acquisition of Global Crossing by Level 3. With us on the call today are, from Level 3 are Jim Crowe, Chief Executive Officer, Jeff Storey, President and Chief Operating Officer, Sunit Patel, Executive Vice President and Chief Financial Officer, Buddy Miller, Vice Chairman, and John Ryan, Chief Legal Officer. From Global Crossing, we have John Legere, Chief Executive Officer, John Kritzmacher, Chief Financial Officer, and David Carey, EVP of Strategy and Corporate Development and Chief Marketing Officer.

As a quick note, on today’s call, neither Company will be discussing current business trends or first quarter results. Before we get started, I wanted to point you to the Level 3 website at www.Level3.com in the investor relation section, under presentations and events, where you can find the press release, investor presentation to which we will be referring during the call today. These documents can also be found on Global Crossing’s website at www.GlobalCrossing.com as well as on the acquisition site at www.networkedworld.com.

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Apr 11, 2011 / 01:00PM GMT, LVLT - Level 3 to Acquire Global Crossing - Joint Conference Call

I would like to remind everyone that some of the statements we will be making today are forward-looking in nature and involve risks and uncertainties. Actual results may vary significantly from those statements. A discussion of factors that may affect future results is contained in Level 3’s filings with the Securities and Exchange Commission. As today’s presentation will discuss a business combination transaction, the following information is required by the SEC’s rules and regulations, in the context of the business combination transaction. Please bear with me, as it is a long statement.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities or solicitation of any vote or approval. The proposed transactions will be submitted to the stock holders of Level 3 and the stock holders of Global Crossing for their consideration. Level 3 and Global Crossing will file a registration statement on Form S-4, a joint proxy statement prospectus and other relevant documents concerning the proposed transaction with the SEC. Level 3 and Global Crossing will each provide the final joint proxy statement prospectus to its respective stock holders. Investors and security holders are urged to read the registration statement and the joint proxy statement prospectus, and any other relevant documents filed with the SEC, when they become available, because they will contain important information about Level 3, Global Crossing, and the proposed transaction.

Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement prospectus, as well as other filings containing information about Level 3 and Global Crossing, free of charge at the SEC’s website at www.SEC.gov, or from Level 3’s investor relations page on its corporate website, or from Global Crossing’s investor relations page on its corporate website. Level 3, Global Crossing and the respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stock holders of Level 3 and from the stock holders of Global Crossing respectively. Information about the directors and executive officers of Level 3 is set forth in the proxy statement for Level 3’s 2011 annual meeting, and information about the directors and executive officers of Global Crossing is set forth in the proxy statement for Global Crossing’s 2010 annual meeting. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement prospectus, when it becomes available.

Finally please note that on today’s call we will be referring to certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the most comparable GAAP financial measures are available in the press release, which is posted on our website. I will now turn the call over to Jim. Jim?

Jim Crowe - Level 3 Communications - CEO

Thank you, Valerie. I know I speak for the entire Level 3 team, when we say we are very pleased to announce this transaction. In our view, it creates a global services platform, which we think will be unique in the industry in its ability to meet the local, national and international needs of a wide range of communications buyers.

Slide four in the presentation describes the summary terms of the transaction. The details are also provided in today’s two press releases, one describing the combined entity, one describing the share holders rights plan adopted to help preserve the value of our net operating loss carry forwards. Today, I will be speaking, as will John Legere, CEO of Global Crossing, Sunit Patel, our CFO, and Jeff Storey, our Chief Operating Officer. We also, as Valerie indicated, have several executives available to help answer calls.

Slide six provides an overview of the combined Company’s key financial metrics and the diversity of our geographic reach and customer segmentation. Of particular note is the financial strength of the new Company. The exposure to fast-growing international markets, including Latin America, and the balanced mix between service providers and fast-growing wired and wireless broadband access providers, as well as local, national and international enterprises.

Slide seven. In addition to the compelling financial benefits of the transaction, strategic rationale for the deal, and there are several, are clear and powerful and include a unique global optical IP platform, with services delivered to 70 different countries. An industry-leading combined services portfolio, and an addressable market that spans the globe.

Slide eight. Sunit’s going to provide some detail on the financial aspects of the transaction, so I won’t describe in detail those items, but I will say that the new Company will clearly have a solid balance sheet, and post achievement of synergies, significant and growing free cash flow available for the many value-creating investment opportunities available to the combined companies. With that, I will turn it over to John Legere, CEO of Global Crossing.

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Apr 11, 2011 / 01:00PM GMT, LVLT - Level 3 to Acquire Global Crossing - Joint Conference Call

John Legere - Global Crossing - CEO

Okay. Thanks, Jim. Let me take a second to say a few words about why I’m so excited, and we all are excited about this transaction, and why I believe it presents a number of very compelling opportunities and significant benefits to shareholders, to customers, and to employees of both of these companies. Now, this kind of a combination has been talked about for years, as one that made compelling strategic sense, and we have looked at bringing the Company together several times over several years and I’m very happy that it’s brought us to this room. I’m very pleased that we have now reached an agreement that delivers an attractive premium to our share holders, and gives both sets of share holders the opportunity to share in the significant upside potential of an extremely well-positioned Company.

The value we can create for shareholders is directly related to the opportunity we have to deliver increased value to both sets of customers of these companies. In short, this is clearly the right combination at the right time. It’s the right combination, because together, we will have increased scale and resources, significantly greater reach and a broader portfolio of products and services with which to serve our customers around the world, and as a stronger company, with greater resources, we will be better-positioned to deliver value to our share holders than ever before.

On slide number ten in your package, what you start to see is that Level 3’s US metropolitan footprint co-location facilities, product portfolio, and customer segments, combined with Global Crossing’s advanced value IP service offerings, and global reach, truly do fit, hand in glove. As you can see from this map and as you will see from some slides that Jeff Storey will present. And together, we will be able to meet the national and international needs of our customers, far better than ever before.

Now what you are going to see here is we will be, truly be a unique global communications powerhouse that has a number of things. Unsurpassed capabilities to deliver advanced IP services around the world, with more of the traffic on our own facilities than either Company could do on its own. Owned facilities, deep into the metro networks of many of the largest markets, and owned long-haul and sub-sea network connections. When combined, these next generation networks will deliver more than ten terabits of IP traffic around the globe. We’ll have a services platform based on a world-class set of assets, multi-conduit long-haul, terrestrial and submarine fiber networks, metro networks with dense fiber connectivity in North America, and Europe, and Latin America, data centers in co-location facilities on three continents, content delivery technology and leading capability to capitalize on the enormous amount of demand for our network services, driven by the huge growth in applications such as video.

These world class assets will enable us to provide a full suite of customer solutions to enable us to capture more opportunities, and these will be available seamlessly across a much broader geography. This combination is also a great fit, because both companies are, one, early leaders in bringing the benefits of advanced IP services to our customers, two, keenly focused on delivering an exceptional customer experience, and three, have highly complementary cultures, and we have some of the best professionals in the business.

I said earlier, in my opinion, this transaction comes at exactly the right time. The development of data-intensive applications, and the requirements for our content delivered over our IP networks has created unprecedented demand for bandwidth, and our combined platform will enable us to move massive amounts of content around the world, largely on our own facilities, and under our control with the highest degree of security, reliability, and speed.

So I reiterate, I’m convinced that the combined Company will be an even stronger competitor, and we are even better-positioned than either one of us alone, to deliver value to our customers and to our share holders. And with that, I will turn it over to Jeff Storey.

Jeff Storey - Level 3 Communications - President, COO

Good morning, John, and good morning, everyone. Echoing Jim and John, I’m very excited about this transaction, as well. It brings two great companies together and creates a global communications provider with the services, network, and the sales force that will open up access to new and exciting market opportunities for us. I would like to share with you the details of how we view the opportunity of the combined business.

Turning to slide 12, we believe one of the most compelling aspects of this transaction is the expanded market opportunity created by the complementary nature of the two companies. The combination of Level 3’s and Global Crossing’s customers, sales force, talented employees, product portfolio, and networks, increases our addressable market in several ways, and I like to walk you through the opportunities we see in each. First, our robust set of customer solutions is a key to capturing additional market opportunities, and between the two companies, we will offer an extensive suite of services to meet customers’ needs, including the complex requirements of integrated solutions across multiple geographies.

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Apr 11, 2011 / 01:00PM GMT, LVLT - Level 3 to Acquire Global Crossing - Joint Conference Call

Level 3 is well-known for its highly scalable, reliable transport solutions, our robust CDN platform, and extensive co-location services. Augmenting these capabilities with Global Crossing’s collaboration services, international VPN, cloud offerings, and managed services will make us stronger and enable us to serve our customers’ needs more fully. The Genesis assets Global Crossing has in Europe are a great complement to the Vivex assets, which are primarily in the United States. Together, they create a strong international media services platform.

Turning to slide 13, as John mentioned, our end-to-end combined networks offer our customers a truly global footprint, that will enable us to expand our relationships with existing customers, by meeting their worldwide needs, and serve new customers whose needs could not be served on a standalone basis. Each Company brings extensive and unique network assets that will enable the combined entity to expand service capabilities around the world, opening up new opportunities. As an example, with the acquisition, Level 3 will have access to Global Crossing’s extensive footprint in Latin America, with growing demand for content in Latin America, we can now cost-effectively further expand our CDN capabilities throughout the region, enabling us to meet existing and growing demand from our customers.

Additionally, Level 3’s extensive metro presence in the US will not only provide the opportunity to improve the financial profile of Global Crossing’s revenue base, but will also make their enterprise offerings more competitive in the marketplace, by leveraging a more extensive network footprint. In Europe, the combined companies offer services in 25 countries, and include Global Crossing’s extensive presence in the UK, Level 3’s metro assets in nine cities and inter-city coverage throughout continental Europe.

Each of our companies is recognized for its world-class and well-respected sales force. Global Crossing’s international marketing, sales and capabilities to sell worldwide solutions for multinational enterprise customers is a valuable addition to Level 3’s expanding business focus. While there are minor areas of overlap between the two sales teams, we believe they are very complementary, and intend to retain, and in fact, expand the combined sales force to meet the sizable market opportunities we see for the integrated Company. We expect that all of these combined capabilities, an excellent worldwide sales force, strong local and international networks, and where both product portfolios improve and accelerate our revenue trajectory.

Turning to slide 14, another key contributor of value in this transaction is the significant synergies we believe we can create by combining the two companies and eliminating redundant network operating and capital expenses. However, we intend to be very deliberate about the areas we identified for cost savings, and about the areas we don’t intend to touch. The integration plan is based on three key pillars. The first is to maintain excellent customer service, for which both companies are known. By adopting the best practice processes between the two companies, we believe we will further our efforts to be known as leading provider from a customer service perspective.

The second objective is to continue accelerating the revenue growth forecasted at both companies, by capitalizing on the expanded addressable market opportunity I described. To support these first two principles, we intend to have an integration planning team, comprised of employee from both companies, working closely with the functional areas, they will create a blueprint for the integration, and outline detailed accountability and performance metrics.

The third key pillar to the integration plan is to achieve our expected synergies. We have completed a thorough analysis of the synergy opportunities, but have planned a conservative approach to achieving the targets. As you can see, more than 50% of our expected synergies are coming from network expense and capital expenditures, with the remaining coming from operating expense savings. The synergies from integration of these two companies are primarily focused on long-term assets, similar to our very successful integrations of Genuity, WilTel and the long-haul assets of Broadwing. Our plan is to emphasize integrating the assets of the combined Company to capture network synergies.

On the operating expense savings side, the timing of headcount reductions will be based on meeting specific objectives and milestones. Most synergies will come from North America and Europe. There is little overlap in Latin America and UK operations. We believe our time frames for integration and cost savings from the synergies are achievable and realistic, and will work from now until the close to ensure we have a detailed integration plan in place, that we can begin implementing upon the close. With that, I will turn the call over to Sunit.

Sunit Patel - Level 3 Communications - EVP, CFO

Thank you, Jeff, and good morning, everyone. We believe the combination of Level 3 and Global Crossing results in a financially strong Company with accelerated investment and growth opportunities that will benefit our customers and investors.

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Apr 11, 2011 / 01:00PM GMT, LVLT - Level 3 to Acquire Global Crossing - Joint Conference Call

Looking at slide 16, one of the key contributors of value in this transaction is the synergies created by combining the two companies, and eliminating redundant network, operating and capital expenses. As Jeff mentioned, we have completed a fairly thorough analysis of the synergy opportunities, and feel they are achievable. We are confident on the overall amount and timing of the synergies. We estimate the net present value of the synergies to be approximately $2.5 billion. On the network expense side, we get synergies primarily as we migrate traffic over to the Level 3 network and utilize our collective on-net footprint to reduce third-party access costs.

As part of the integration assessment, we also found a number of points of presence at the edge of our network that now make sense to add on-net with the attractive cash-on-cash paybacks as result of the combined traffic of the two companies. Further, network expense reductions are approximately 39% of the total $340 million in annualized synergies we expect to realize. This is about an 11% reduction to Global Crossing’s network expense. Operating expense reductions represent approximately 49% of the total $340 million in annualized synergies, and is comprised of both headcount and non-headcount savings.

About 70% of the operating expense synergies will be from headcount-related operating expenses and balance will be from non-headcount areas, primarily from areas like IT, real estate, business insurance, professional fees and third-party maintenance. Capital expense synergies are expected to be around $40 million a year, and represent approximately 12% of the total synergy opportunity. This benefit comes primarily from the improved purchasing power of the combined Company post-closing, as well as reductions in maintenance for the network as it is consolidated during the integration.

We think the adjusted EBITDA synergies are reasonable, and represent approximately 14% of Global Crossing’s existing operating costs, and 6% of the combined Company operating cost. In aggregate, we believe we can get to two-thirds of the run-rate EBITDA synergies within 18 months. To achieve our synergies, we expect to spend $200 million to $225 million in integration costs, of which about 55% are operating expenses, and 45% are capital expenses. We expect slightly less than half of this cost will be spent in the first year after closing, and the vast majority of the rest is expected to be spent in the second year.

On page 17, we provide a snapshot of each of the Company’s 2010 key financial metrics, and then a pro forma view, including $340 million of annualized synergies. Both Level 3 and Global Crossing expect to drive revenue and adjusted EBITDA growth in 2011. Clearly, a key financial benefit of this transaction is a significant improvement in Level 3’s credit profile. The synergy benefit, which is about $2.5 billion in net present value, is significant compared to the enterprise value of the combined Company. Another plus is a more diversified customer base geographically as well as a greater portion of revenue coming from enterprise customers. Level 3 had approximately 40% of its CNS revenue coming from large- and mid-sized business customers and pro forma, that increases to 56%.

Our pro forma leverage ratio, including synergies, comes down by more than two times EBITDA. Net debt to adjusted EBITDA declines from 6.8 times to 4.4 times, including the benefit of $300 million of annualized EBITDA synergies. This reduction in leverage should help us reduce interest expense over time. Finally, this transaction will improve our free cash flow generation over time, and give us more flexibility to fund expansions in metro European and Latin America to drive increased revenue growth, while maintaining a strong balance sheet. I’ll now turn the call back over to Jim to summarize.

Jim Crowe - Level 3 Communications - CEO

Thanks, Sunit. In summary, we think the benefits of the transaction to the combined companies’ investors, customers and employees are clear. We believe that our ability to meet our customers’ local, national and international communications needs will be unparalleled in the communications industry. At the same time, we believe we can create substantial value for all of our investors.

I would like to close by saying to all of the employees of Global Crossing, that we here at Level 3 are excited by the opportunities ahead, and speaking for the whole Level 3 team, we look forward to working with all of you. Operator, that concludes the prepared presentation. Would you explain the question and answer process?

Q U E S T I O N  A N D  A N S W E R

Operator

(Operator Instructions). Our first question today comes from Frank Louthan with Raymond James.

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Apr 11, 2011 / 01:00PM GMT, LVLT - Level 3 to Acquire Global Crossing - Joint Conference Call

Frank Louthan - Raymond James - Analyst

Great. Thank you. Can you give us a little bit more color on what sort of the top areas of focus will be for the businesses, and what, exactly what sort of customer base you will be focused on? Then specifically looking at the Latin American asset that Global Crossing brings, can you bring us color how much metro or local assets they have versus the long-haul assets down there? Thank you.

Jim Crowe - Level 3 Communications - CEO

Yes, Frank, with respect to your first question, as we have said previously and I want to emphasize, anyone building a network with the kind of capital intensity that particularly goes into metro, inter-city and global assets, wants to get as large a return from as many diverse sources of customers and services as you possibly can. Simply put, you don’t build metro networks just to serve medium and small enterprises. You want to serve wholesale, content, large enterprise, government, wireless, and wired broadband. It is one of the major strengths of this transaction, that we will have substantial access to literally all customer segments. I think of particular note is the strength of Global Crossing’s large enterprise and government offerings, and clearly, we will be focusing a great deal of attention on strengthening the joint companies’ enterprise offerings. I think the services that Global Crossing is a industry leader in, VPN services, collaboration services, are really going to strengthen our enterprise focus. Dave Carey?

David Carey - Global Crossing Ltd - EVP of Strategy and Corporate Development, Chief Marketing Officer

Thank you, Jim. And Frank, let me take the question related to Latin America specifically. Actually, we have a very robust platform in Latin America. Let me start with what you asked about. We have metro facilities in 15 markets throughout Latin America, with extensive coverage in many buildings unmet there. That’s actually constructed using a multi-conduit-type of an approach in the metro area, as well as the inter-city facilities throughout Latin America. Of course, all of that is connected with submarine systems known as South American Crossing, which lands into eight countries throughout the region. So it’s a very robust platform from a fiber basis.

I might also point out that we have 15 data centers, world-class data centers scattered around the network as well, which will allow us in the combined Company to offer a broader array of services, and well up the value added stack, particularly into the enterprise, but also as Jim noted, into the content markets as well. So it’s a very solid platform to build on. And take this combined Company to the next level.

Jim Crowe - Level 3 Communications - CEO

Next question?

Operator

Next question will come from Colby Synesael with Cowen and Company.

Colby Synesael - Cowen and Company - Analyst

Great. I have two questions. The first one, wanted to talk about what you learned from deals that you have done in the past. Obviously, some of those took a little bit longer, and you didn’t necessarily get the synergies that you may have expected in the time frame you were looking for. Just trying to get an understanding of what you learned from those, and how that’s being applied to this deal. Then the second question has to do with revenue synergies. Curious, if you are anticipating any revenue synergies, and if you point to areas where you would see that.

Jim Crowe - Level 3 Communications - CEO

With respect to your first question, which is a good one. I want to make sure that we have some defined terms here. As Jeff Storey said, when we have acquired and merged with inter-city networks, those transactions went very well. That will include WilTel, Genuity, and the long distance portion of Broadwing.

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Apr 11, 2011 / 01:00PM GMT, LVLT - Level 3 to Acquire Global Crossing - Joint Conference Call

Where we ran into difficulties, where acquisitions of metro assets, local CLECs here in the US, and we did in fact meet our cost synergies. That wasn’t an issue. We were able to meet our merger model cost targets, and generate the kind of savings we expected. The problem came on the revenue line. We had some process problems that we talked about at length, that are behind us. But I will stress again, those were the results of integrating metro facilities. A very different kind of transaction than the one we are contemplating today.

Just to make the point again, Latin America is an outstanding business. And we are going to do very little other than to encourage them to continue doing what they are doing. The UK is an outstanding business, and the same statement applies. The synergies that Jeff and Sunit discussed come from US long-haul, and from European long-haul, and from moving traffic or terminating traffic over our existing US metro facilities. So a very different kind of integration than anything we have had in the past that had a problem. Very similar to the ones where we had good success.

Colby Synesael - Cowen and Company - Analyst

In the European and the North American market as it relates to the long-haul assets and essentially, I think you mentioned, essentially just taking the traffic from Global Crossing and putting it on to the Level 3 network, is there actually — is there a meaningful amount of area that Global Crossing was going to — that you now are going to be able to get those networks, in addition to get to other areas?

Jim Crowe - Level 3 Communications - CEO

I’m going to ask Global Crossing, John can put it the right way, but I want to make one point. When this has been the case in both of the other transactions we have done, we don’t take all of the Global Crossing traffic and put it on Level 3, engineers get together, and decide what is the best combination of assets to have the lowest possible cost and the highest possible customer service. So I believe there will be plenty of places and sub-sea facilities is a good example, where Global Crossing has an enormous footprint, a large organization, and we are looking forward to getting a lot more efficiency under the sea. It’s not simply moving it all over to Level 3. It’s looking at integrating facilities. Dave, do you want to take the — ?

David Carey - Global Crossing Ltd - EVP of Strategy and Corporate Development, Chief Marketing Officer

Jim, let me pick up the second question. Colby, you asked about revenue synergies, and let me just characterize some of the types of things that I think we both see in this possible combination. Number one, with the complementary regional capabilities between the two companies, certainly our extended region into areas of Latin America, Asia et cetera, will allow both sales teams to go to market with extended reach into what kind of requirements they can address for customers. As we look from the Global Crossing perspective at the asset platform at Level 3 has, the metro capabilities of bringing things directly on net, certainly increase the probability of closing additional sales with customers and drive margin and profitability.

The whole CDN capability that Level 3 has developed, around the world now, to really capitalize on the content markets, the over the top, the broadcast producer services, certainly, we will optimize the IP backbone as a result of that CDN capability, but also allow us to address opportunities with enterprise customers that therefore we have not had a good offering, so I see a significant opportunity there. And then let me round it out with the whole data center solution set, which I think as you talk to CIOs in the market today, the whole idea of a bit of a turnkey solution for transport hosting, cloud-type services, et cetera, really does become the type of solution that a CIO needs to simplify their business operation, the combined capability of the two companies, around the world now, will certainly make that a huge opportunity from a revenue point of view.

Jim Crowe - Level 3 Communications - CEO

And I should stress that while we’re clearly excited about the revenue synergies, the revenue upsides, those are not included in the financial analysis that you see in the deck or which we are discussing. The financial analysis is base on cost synergies, not revenue synergies, and that’s an upside available to the Company that we are excited about, but not included in the financials.

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Apr 11, 2011 / 01:00PM GMT, LVLT - Level 3 to Acquire Global Crossing - Joint Conference Call

David Carey - Global Crossing Ltd - EVP of Strategy and Corporate Development, Chief Marketing Officer

I just stick one comment in as opposed to looking at it from the revenue synergy standpoint. What we have all been trying to do is get more people in front of customers, and what’s exciting to me is thinking ahead, going into next year as this deal closes. These two combined sets of sales teams coming together, taking the combined set of assets and having that many more people touching customers. So the end result will turn out to be a revenue synergy but to start with, highly productive teams of a lot more people touching customers, and for both of us in the second tier of the industry, having more people to get out and touch customers is a big deal and that’s very exciting.

Jim Crowe - Level 3 Communications - CEO

Next question.

Colby Synesael - Cowen and Company - Analyst

Thanks.

Operator

We will move to Romeo Reyes with Jefferies.

Romeo Reyes - Jefferies & Co. - Analyst

Hi, I have a couple of quick questions. Congratulations to both teams. Question for Jeff, Jeff, if you could talk a little bit about, I guess the integration plan. As I think about the consolidation or the merged entity, it seems like you have to deal with people, you have to deal with network, you have to deal with systems and you have to deal with customers, among other things. Where do you see the biggest challenge is, in integrating the two companies, and which of these, networking systems is one that comes to mind as being potentially difficult or challenging. Can you give us a sense of where you see the biggest challenge, among those four different buckets?

And then a quick question for Sunit. Sunit, can you give us a sense to whether or not all of the Global Crossing debt, particularly the nines, are coming out and the 12s. Thanks.

Jeff Storey - Level 3 Communications - President, COO

To the first part of your question, Romeo, picking one of those is probably not the best way to think about it. It’s the collection of those things. How do we combine our people, our network, our systems, which I would expand to include our processes and our data to make sure that we deliver the customer experience that both companies are well-known for. So that’s the biggest challenge for us, overall, is making sure we deliver on that customer experience, as John mentioned, getting a robust sales force out in front of the customers, I mentioned in the opening comments, that we intend to retain the sales force of both companies, and in fact expand. We think there are plenty of opportunities for us to put people to work, and on the integration plan, we will make sure that we capture the synergies, but that we are really building a platform for growth, that we are building a platform that we can sell, that we can deliver products, at the level of experience that our customers have grown to expect.

Jim Crowe - Level 3 Communications - CEO

Sunit?

Sunit Patel - Level 3 Communications - EVP, CFO

On the second question, Global Crossing has about $1.5 billion in debt in total, and our plan is to take a pretty close look through all of that between now and closing. Our general principles are one, we would like to keep our capital structure as simple as we can over time and, two, we want to have an efficient financing cost, and so with those two principles, we will take a close look at all of the various parts of Global Crossing’s debt, and figure out a financing plan around that.

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Apr 11, 2011 / 01:00PM GMT, LVLT - Level 3 to Acquire Global Crossing - Joint Conference Call

Jim Crowe - Level 3 Communications - CEO

Next question.

Operator

We will take our next question from Piper Jaffray and Chris Larsen.

Chris Larsen - Piper Jaffray - Analyst

Two questions. First, Sunit, what will be the pro forma NOL of the combined Company, are there any NOL leakages due to the merger? And then secondly, on the synergies, can you give us a sense of the break down between — what portion of the synergies are from transit, and which of them are from going to a single back-office billing provisioning platform, and what time frame do you envision getting to a single back-office platform? Thank you.

Sunit Patel - Level 3 Communications - EVP, CFO

On the second question, I think the principles as Jeff outlined them, which is, we are really focused on making sure one, we don’t do anything that results in loss of revenue growth momentum or enhance that. Two, make sure that whatever we do doesn’t result in any customer experience deterioration. And that is really the driver. So I think the time lines that we are looking at for the general systems, keep in mind, the systems of both companies work pretty well today. So I think the real key driver on the consolidation and integration of the first two things I just say, and I think the time line we have outlined incorporates all of that. So we will take a close look at that, but the real key drivers are the first two points.

Jim Crowe - Level 3 Communications - CEO

Do you want to answer the question on NOL leakage?

Sunit Patel - Level 3 Communications - EVP, CFO

NOL, currently our Level 3’s net operating losses are approximately $6 billion. And you see the plan that we filed today, or had a press release on, which is designed to protect our NOLs. Secondly, Global Crossing also has a good amount of NOLs. Obviously, some of that gets impacted by this transaction. But we believe that the combined companies NOLs, with the plan that we put in place, should benefit us a lot, because the combination will push in with the synergies, the time line, when we go net income positive. So I think the combination certainly improves the NOLs, the value of the NOLs that we have.

Jim Crowe - Level 3 Communications - CEO

I would add, absent to change of control for Level 3, we preserve NOLs in this transaction. The shareholder rights plan is designed to help prevent such a change of control, that is to signal to share holders that it’s in everyone’s interest, and as part of our Company, to make sure we don’t have a change of control. That’s largely between signing and closing. Our Board will review the shareholder rights plan after closing, and decide what’s appropriate at that time. But this is clearly designed for the period. Signing the closing, and as an assistance in making sure we preserve that substantial benefit, on behalf of all share holders. Next question?

Operator

We will move now to Donna Jaegers with D.A. Davidson.

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Apr 11, 2011 / 01:00PM GMT, LVLT - Level 3 to Acquire Global Crossing - Joint Conference Call

Donna Jaegers - D.A. Davidson & Co. - Analyst

Hi, guys, congratulations on the deal. Can you talk a little bit about the lockup terms for Singapore Technologies and Telemedia, how long have they promised to stay in Level 3 stock, and on the share holder rights plan, sorry, we have been a little busy this morning, can you sort of flesh out the details of that? I understand the principle of not wanting to change the ownership structure so that you guys would fall under Rule 382, but can you give us some of the specifics on the share holder rights plan.

Jim Crowe - Level 3 Communications - CEO

Donna, we put our press release on the share holder rights plan. It gets fairly technical. If you have specific questions after you take a look at that, there will be a filing, then we can talk to you about it and get you in touch with the right people. With respect to the lockup for Singapore, they have a 90 day lockup post the close, but I would point you to the fact that they have significant Board representation, significant stock interest. John may wish to comment, but from the outside, they are as close to the definition of smart money as they are anywhere on the globe, and they are operationally savvy. I would recommend you read the press release or the quotation of the CEO of the relevant Singapore entity, and I think, put all of that together, pretty much speaks for itself. John?

John Legere - Global Crossing - CEO

I would certainly. Donna, as you know, in the time that we have been building and rebuilding Global Crossing, STT has been a foundational component of the strength and power of how we have been able to run this Company. They have been very strong financial backers, strategic backers, and this industry and these kinds of investments are strategic for them.

And frankly, as Jim said, a lot of work and time has gone into looking at how they will be a part of the future of governance and strategy of this new company and its potential growth and prominent in our press release was a strong statement from Lee Theng Kiat, the President of STT about how he sees this creating value for them and for share holders, and I think they will have time to speak on their own. But I think you take the strength of those statements for what they look like.

Donna Jaegers - D.A. Davidson & Co. - Analyst

Great. Congratulations again.

Jim Crowe - Level 3 Communications - CEO

Thanks, Donna. I think we have time for maybe two more questions.

Operator

We will hear now from David Sharret with Barclays Capital.

David Sharret - Barclays Capital - Analyst

Good morning. And congrats on the deal. If I could ask a question on the legal structure, Sunit, on a pro forma basis. If you could walk us through just kind of where Global Crossing will sit within the Level 3 structure. Then on the committed financing, the $1.75 billion, I just wonder if you could give us more details on what form that is, in terms of secured versus unsecured, if there is anything on the structure of that.

Sunit Patel - Level 3 Communications - EVP, CFO

Sure. On the legal structure, you should look at the filings that we will put out that Valerie talked about earlier. I think one key point to keep in mind is obviously, given how our debt incurrence covenants work, the transaction, with the EBITDA from Global Crossing and the pro forma synergies we expect, does allow us to incur debt both at the secured and the financing levels, so keep that in mind, and gives us plenty of room to do that.

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Apr 11, 2011 / 01:00PM GMT, LVLT - Level 3 to Acquire Global Crossing - Joint Conference Call

With respect to your second question, The $1.75 billion in committed facilities is made up of $650 million in senior secured commitments that can be flexed up. And then $1.1 billion in financing commitments to incur debt at the financing level and the term of that commitment is 12 months, and obviously, you will see some of the details in the filings.

David Sharret - Barclays Capital - Analyst

So Global Crossing will be a subsidiary of Level 3 Financing, Inc?

Sunit Patel - Level 3 Communications - EVP, CFO

Yes, that’s currently what we are envisioning, yes.

David Sharret - Barclays Capital - Analyst

Okay. All right, thank you.

Jim Crowe - Level 3 Communications - CEO

Okay. Operator, I think this is the last question.

Operator

Our last question today comes from Tim Horan with Oppenheimer.

Tim Horan - Oppenheimer & Co. - Analyst

Good morning, guys. Congratulations, great deal. Three questions, sorry, if you don’t mind. Sunit, can you just give more color on the synergies on the revenue and maybe interest rate. I know it’s soft, but what you think this means from a revenue perspective, in terms of growth rate. Looking at the pro forma EBITDA, multiple on debt, how much you think you can save on interest expense from a high level over a couple of years and maybe 100 or 200 basis points, just to quantify that a bit.

And then, sorry if I missed this, did you discuss the new management structure much, and then lastly, Jim, when do you think you would have the capacity to do more acquisitions? This is going to tie you up for a two or three period, or do you think this is kind of a one-year really serious integration at that point, to be flexible, or have the capacity to go on to other acquisitions? Thanks.

Sunit Patel - Level 3 Communications - EVP, CFO

I will let Jim take the latter two questions you asked. Generally, we are not, as Jim pointed out we have not assumed any revenue synergies in any of the financial metrics that we have provided. Having said that, certainly, as you heard from everyone, the opportunity for the combined companies to improve revenue growth over time is certainly very strong.

Jim Crowe - Level 3 Communications - CEO

We will let the markets decide how much improvement we get in borrowing costs, based on a very big improvement in balance sheet and credit quality. I think that’s a little premature for us to make a statement there. With respect to management, we will be real clear here and John Legere and I have had long detailed talks. We have two companies that are roughly the same size in terms of employee base, and have worked through the tech bubble collapse, the financial services collapse, difficult times, and our two that have come through with strength and capability. You don’t do that without excellent people in both companies. Our overriding goal, and we are serious about this, is to make sure that we fill every position with the best possible person.

FINAL TRANSCRIPT

Apr 11, 2011 / 01:00PM GMT, LVLT - Level 3 to Acquire Global Crossing - Joint Conference Call

As Jeff said, the all-important sales force, remembering all of us are here to help support the sales force sell more services, we don’t intend to have any personnel cuts. We want all of the sales force to continue selling, and we look forward to adding more. So, we will be spending the time between signing and closing, working on the best possible organization. The very top slots are described in the press release, and we will provide you more information as we ourselves decide what’s the very best structure on behalf of all of the shareholders.

With respect to more acquisitions, I think we will focus on this one for a while, and make sure that this one is done properly. This is an acquisition that, from my perspective, is a game-changer, and I say that without exaggeration. I think it’s a transformational transaction for both of the companies. And I believe we will have a rather unique position in the industry. There just isn’t someone with the kind of global services platform that we have, able to serve essentially the entire communications customer base globally. So we will focus on this one and get this one done, and then we will worry about what comes afterwards. We appreciate you listening in and we will continue to report progress as warranted. Thanks, operator. That’s the end of the call.

Operator

Thank you. This concludes the Level 3 communications and Global Crossing announcement call. Thank you for attending, and have a good day.